Neovasc to Participate in H.C. Wainwright 24th Annual Global Investment Conference

VANCOUVER and MINNEAPOLIS - ( NewMediaWire ) - August 30, 2022 -  Neovasc, Inc. (Neovasc or the Company) ( NASDAQ , TSX : NVCN) today announced that its management team will be participating in the H.C. Wainwright 24th Annual Global Investment Conference to be held September 12-14, 2022, in New York City. Neovasc's President and Chief Executive Officer, Fred Colen, will be presenting at 1:30 pm ET on Tuesday, September 13, 2022.

A live webcast of the presentation can be accessed using the link here. Additionally, a recording of the presentation will be available in the Investors section of the Neovasc website at Presentations & Events, and will be archived for 90 days.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the Company's participation at the 2022 Sidoti & Co. Summer Small Cap Virtual Investor Conference and the timing thereof and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the Risk Factors section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2022 (copies of which may be obtained at www.sedar.com or www.sec.gov ). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors
Mike Cavanaugh
ICR Westwicke
Phone: +1.617.877.9641
Mike.Cavanaugh@westwicke.com

Media
Sean Leous
ICR Westwicke
Phone: +1.646.866.4012
Sean.Leous@westwicke.com